Exhibit 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2012	2011	2010	2009	2008

FIXED CHARGES:
Interest Expense	$36,504	$40,544	$39,343	$43,649	$46,707
Amortization of Debt Premium, Discount and Expense	352	414	434	413	450
Interest Component of Rentals	1,727	1,661	1,441	1,539	1,609

Total Fixed Charges	$38,583	$42,619	$41,218	$45,601	$48,766

EARNINGS:
Net Income	$141,138	$118,370	$111,205	$121,693	$117,843
Add:
Income Taxes	93,349	87,150	73,556	77,274	69,491
Loss on Equity Method Investments	-	545	-	-	-
Distributed Income of Equity Investees	8,927	-	-	-	-
Total Fixed Charges	38,583	42,619	41,218	45,601	48,766

Total Earnings	$281,997	$248,684	$225,979	$244,568	$236,100

Ratio of Earnings to Fixed Charges	7.3	5.8	5.5	5.4	4.8